July 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance; Office of Life Sciences

Attn: Mr. Gabor

100 F. Street, N.E.

Washington, D.C. 20549

Re: Know Labs, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-239563

Ladies and Gentlemen:

The Company hereby withdraws its acceleration request submitted by letter dated July 6, 2020 with respect to the above-referenced Registration Statement on Form S-1. The Company is requesting acceleration of effectiveness for the above-referenced Registration Statement on Form S-1 by separate letter of even date.

Thank you for your assistance. If you should have any questions, please contact feel free to contact me.

Very truly yours,

KNOW LABS, INC.

By: /s/ Ronald P. Erickson

Name: Ronald P. Erickson

Title: Chairman of the Board and
Interim Chief Financial Officer

cc:  Horwitz + Armstrong, A Prof. Law Corp.

Jessica M. Lockett, Esq.